Itaú Unibanco’s profit totals R$9.0 billion in the third quarter of 2023 This result is 11.9% higher than in the third quarter of 2022, with the increase in financial margin with clients, mainly due to the loan portfolio sustainable growth, and increased commissions and fees and result from insurance operations São Paulo, November 6, 2023 | In the third quarter of 2023, Itaú Unibanco’s recurring managerial result totaled R$9.0 billion, up 11.9% year-on-year with an annualized recurring managerial return on average equity of 21.1%. Among the factors that most influenced the results is the growth of the financial margin with clients, driven by the growth of the loan portfolio and increased commissions and fees and result from insurance operations. The total credit portfolio1 grew 4.7% in relation to the third quarter of 2022, reaching R$1,163.2 billion in September 2023. In the individuals portfolio, we draw attention to the increases of 17.9% in personal loans, 12.1% in mortgage, a market in which we have made headway in our clients’ journey over this period, and 3.1% in vehicles, in relation to the same period of 2022. Commissions and fees and result from insurance operations grew 5.2% in the third quarter of 2023 from the same period of 2022, driven by: (i) increase in card revenue, from both issuance and acquiring services; (ii) increase in consórcio administration fees; (iii) higher revenue from investment banking operations; and (iv) increase in earned premiums, which contributed to the growth of 19.0% of the result from insurance operations in the same period. Cost of credit totaled R$9,263 billion in the third quarter of 2023, up 15.9% when compared to the same quarter of the previous year. This increase was mainly due to increased provision for loan losses in Brazil. 1 Includes financial guarantees provided and private securities. In R$ million (except where otherwise indicated) 3Q23 3Q22% 2Q23 % Recurring Managerial Result 9,040 8,079 11.9% 8,742 3.4% Annualized Recurring Managerial Return on Average Equity 21.1% 21.0% 10 bps 20.9% 10 bps Total Adjusted Loan Portfolio¹ 1,163.2 1,111.0 4.7% 1,151.6 1.0% 90-day NPL ratio – Total 3.0% 2.8% 20 bps 3.0% 0 bps “Our figures reflect the transformation of our culture and our way of working. Our employee Net Promoter Score (e-NPS), which assesses our employees’ satisfaction, has reached a historical record. The bank appears at the top in several rankings that elect the best companies to work for in Brazil. We are more diverse, agile, innovative and driven to keep on delivering value to our clients as well as consistent and sustainable results”. Milton Maluhy Filho Itaú Unibanco’s CEO Non-interest expenses reached R$14,742 billion in the third quarter of 2023, up 5.8% year-on-year, whereas accumulated inflation was 5.2% (IPCA - Broad Consumer Price Index). The increase in personnel expenses resulted from the effects of the negotiation of the collective wage agreement and from the increase in profit sharing expenses. Administrative expenses were also higher due to higher expenses on data processing and telecommunications, and depreciation and amortization, as a result of technology projects implemented over recent years. The 12-month efficiency ratio was 40.2%, a drop of 1.4 percentage points from the same period of the previous year, achieving the lowest level of the historical series. After meeting the previously stipulated conditions in the agreement and obtaining the required regulatory authorization in Argentina, Itaú Unibanco completed the sale of Banco Itaú Argentina S.A. to Banco Macro, thus completing the agreement entered into on August 23, 2023. On November 3, 2023, Itaú Unibanco received from Macro the amount of US$50 million. The non-recurring impact of this transaction was recognized in the income statement for the third quarter of 2023, and it was negative by R$1,212 million. In October 2023, Itaú Unibanco recorded back-to-back results, being elected the Best Company to Work for in Brazil in the companies with over 10,000 employees category. This ranking was promoted by the global consulting company GreatPlacetoWork in partnership with Época Negócios magazine and Valor Econômico newspaper. The back-to-back recognition adds up to the bank’s achievements related to People management in 2023, such as the 1st place in the Ranking Top Companies promoted by LinkedIn, the outstanding positions in the Lugares Incríveis para Trabalhar (UOL/FIA – Incredible Places to Work) and Empresas dos Sonhos 2023 (Cia. de Talentos – Dream Companies) rankings. Further information on Itaú Unibanco earnings is available on Itaú Unibanco’s Investor Relations website: www.itau.com.br/relacoes-com-investidores. Comunicação Corporativa – Itaú Unibanco imprensa@itau-unibanco.com.br "This quarter, we reaffirmed our sustainable growth trajectory, reaching a return on equity ratio of 21.1%, supported by our increased revenue and loan portfolio. Our nonperforming loan ratios are stable, the cost of credit dropped and our efficiency ratio reached 39.8% in the past nine months, the best level in Itaú Unibanco’s history”. Alexsandro Broedel Itaú Unibanco’s CFO